FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

CNPJ/MF No. 20.730.099/0001-94

A Publicly-Held Company

NOTICE OF MATERIAL EVENT

In compliance with the provisions set forth in Paragraph 4 of Art. 157 of Law N. 6.404/76, CVM (the Brazilian Securities Commission) Instruction N. 358/02 and OFICIO/CVM/SEP/GEA-2/N. 234/08, SADIA S.A. (the "Company") announces to its shareholders and to the market the following:

1.

The Finance Office (Diretoria Financeira) implemented certain transactions in the financial market, which transactions were related to the variation of U.S. Dollar against Real (Brazilian currency) in amounts above the purpose of protecting the activities of the Company exposed to exchange variation.

2.

Given the severity of the international crisis, which worsened last week and due to the high volatility of the quote of the U.S. currency, which occurred very quickly, the Board of Directors (Conselho de Administração), having become aware of the implementation of such transactions, determined the adjustment of the exposure of the Company to standards of risks and limits established as part of its financial and exchange rate policies.

3.

Accordingly, the Company decided to liquidate in advance certain financial transactions, which resulted in losses of approximately R$ 760,000,000.00.

4.

The above fact was restricted to the financial operation of the Company, in no way affecting its industrial and commercial activities, which continue to grow.

5.

The company will keep its shareholders and the market informed of the progress of the facts reported herein.

São Paulo, September 25, 2008.

Welson Teixeira Junior

Controller and Investor Relations Officer